Pembina Pipeline Corporation Announces Conversion Results for Series 5 Preferred Shares

CALGARY, ALBERTA, May 17, 2024 – Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that none of Pembina's Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 ("Series 5 Shares") (TSX: PPL.PR.E) will be converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 6 of Pembina ("Series 6 Shares") on June 1, 2024.
After taking into account all the conversion notices received from holders of its outstanding Series 5 Shares by the May 17, 2024 deadline for the conversion of the Series 5 Shares into Series 6 Shares, less than the 1,000,000 Series 5 Shares required to give effect to conversions into Series 6 Shares were tendered for conversion.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com